Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been removed in Schedule A: Masih Yazdi

- Individual Principal has been added in Schedule A: Christoffer Lars Malmer